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NEWS

           [LETTERHEAD OF THE WILLIAMS COMPANIES, INC. APPEARS HERE}
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                 For release:  Jan. 10, 1995

For more information contact:  Jim Gipson   (918) 588-2111 (Media)
                               Linda Lawson (918) 588-2087 (Investors)
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Williams announces settlement of litigation in tender offer for Transco Energy

     TULSA -- The Williams Companies, Inc. announced today an agreement has been reached to settle all the litigation that has been brought in the Delaware Court of Chancery concerning Williams' pending cash tender offer to acquire up to 24.6 million, or approximately 60 percent, of Transco Energy Company's common stock.

     As a result of the agreement, which is subject to the approval of the Court of Chancery, a preliminary injunction hearing set for Friday is expected to be canceled.

     Pursuant to the settlement agreement:

     . Williams has agreed to a reduction of the expense reimbursement cap provided for in its merger agreement with Transco from $15 million to $12 million.

     . Transco has obtained from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, an updated opinion confirming that, as of the date of the updated opinion, the consideration to be received by the stockholders of Transco (other than Williams or its affiliates) pursuant to the tender offer and merger, taken as a whole, is fair to such stockholders from a financial point of view.

     . All claims against the defendants will be dismissed with prejudice, and Williams and Transco will not object to payment by them of attorneys' fees and expenses of up to $125,000 provided that the court approves the payment of such fees and expenses and the tender offer is consummated.

     The cash tender offer runs through midnight, Eastern time, on January 17, unless extended by Williams. The tender offer remains subject to various conditions, including, among other things, the valid tender and non-withdrawal at the expiration of the offer of at least 20.9 million shares, or approximately 51 percent, of Transco's common stock.

     Williams, listed on the New York Stock Exchange under the symbol WMB, owns and operates three interstate pipeline systems, major natural gas gathering and processing facilities, telecommunications companies that specialize in serving businesses and broadcasters, and other companies that provide a variety of services to the energy industry.